SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of YPF Sociedad Anónima Shareholder’s Meeting Proposals.

Proposals to YPF S.A.’s Shareholders regarding the items of the Agenda of the General Extraordinary Shareholders’ Meeting called for January 26, 2024, available as of December 27, 2023.

Item 1. Appointment of two Shareholders to sign the minutes of the Meeting.

The Board of Directors of YPF S.A. (the “Company” or “YPF”) proposes to the Shareholders’ Meeting of the Company that the two shareholders to sign the minutes be the representative appointed by Class A shares owned by the Argentine Government—Secretariat of Energy –Ministry of Economy, and the representative of shares owned by the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad—FGS) of the Public Social Security System – Argentine Social Security Administration (ANSES)—Law No. 26,425

Item 2. Amendment of the Corporate Bylaws. Articles 18°, paragraph c) and 19°, paragraph vi).

The Board of Directors resolved to propose to the Extraordinary General Meeting of Shareholders of the Company to amend articles 18th c) and 19th vi) of the Company’s Bylaws, unifying in a single person the Chairman of the Board of Directors and the management of the executive functions for the administration of the Company: CEO, in order to achieve a better internal organization, greater synergy in the process of adopting and executing corporate decisions and facilitating communication between Management and the Board of Directors, all in the best interests of the Company.

The draft amendment of the aforementioned articles of the Bylaws proposed by the Board of Directors is attached hereto in the form of a comparative table with the current bylaws.

The Board of Directors

YPF S.A.

Exhibit

Current Bylaws (amended in 2016: Amendment of the Bylaws: Articles 17th i) and xiii); 18th a), b), c), d) and e) and 19th (iii), (iv) and (v).	Proposed amendment 2024: Sections 18th, paragraph c) and 19th paragraph vi) (new)

Section 18 – Chairman and Vice Chairman of the Board of Directors – General Manager – Assistant General Manager.	Section 18—Chairman and Vice Chairman of the Board of Directors – General Manager and Assistant General Manager

c)  General Manager: The Board shall appoint a General Manager, who may be a Director or not, but in the first case he shall have been elected by Class D shareholders. The Chairman of the Board shall not serves as General Manager. The General Manager shall be the Corporation’s chief executive officer and shall be responsible for the executive management functions. The General Manager shall propose to the Board the persons who should be part of its senior management team and the Assistant General Manager (who may be a director or not, but in the first case he shall have been elected by Class D shareholders), who shall assist the General Manager in the management of corporate affairs as well as in any other executive functions that may be assigned upon him, subject to the Board’s approval. The Assistant General Manager, if any, shall serve as General Operating Officer and shall report directly to the General Manager, whom he shall replace in case of absence or other interim impediment.

c)  General Manager: The Chairman of the Board of Directors shall also serve as General Manager, who shall be the Company’s chief executive officer and shall be responsible for the executive management functions. Should the Chairman of the Board of Directors state, upon his appointment or subsequently, that he does not wish to serve as General Manager, he shall propose the person (who may be a Director or not, but in the first case he shall have been elected by Class D shareholders) who shall hold such office, subject to the Board’s approval. The Chairman of the Board may, at any time, resume his position as General Manager. The General Manager shall propose to the Board the persons who shall be part of his senior management team, as well as the Assistant General Manager (who may be a director or not, but in the first case he shall have been elected by Class D shareholders), who shall assist in the management of corporate affairs and in any other executive functions that may be assigned to them, subject to the Board’s approval. The Assistant General Manager, if any, shall serve as General Operating Officer and shall report directly to the General Manager, whom he shall replace in case of absence or other interim impediment.

Section 19 – Powers of the Chairman of the Board	Section 19—Powers of the Chairman of the Board

The Chairman of the Board, or the Vice Chairman of the Board, in absence of the former, shall have the following rights and duties, in addition to those established in Section 18 of these Bylaws:	The Chairman of the Board, or in his absence, the Vice Chairman of the Board, shall have the following rights and duties, in addition to those established in Section 18 of these Bylaws:

No vi)	vi) To serve, as the case may be, as General Manager. Should he not do so, he shall propose to the Board the person who will hold such position pursuant to Section 18 paragraph c.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 27, 2023	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer